FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 HSBC HOLDINGS PLC

13 March 2026

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

Deferred awards (the "Awards") in ordinary shares of US$0.50 each (the "Shares") in HSBC Holdings plc (the "Company") vested on 11 and 12 March 2026.

1.   Annual Incentive awards (Performance Year 2023)

Awards of Shares in the Company were granted in 2024 as a part of variable pay for the performance year ended 31 December 2023.

On 11 March 2026, tranches of the Awards granted in 2024 vested and the following transactions took place in London:

Name	Total number of Shares vested	Number of Shares sold at £12.698495 per Share1
David Liao	10,785	-
Stuart Riley	49,805	23,409
Michael Roberts	21,084	10,764
Surendra Rosha	11,177	-
Suzanna White	15,231	6,955

1 Represents shares sold to cover withholding tax.

2.   Annual Incentive awards (Performance Year 2024)

Awards of Shares in the Company were granted in 2025 as a part of variable pay for the performance year ended 31 December 2024.

On 12 March 2026, tranches of the Awards granted in 2025 vested and the following transactions took place in London:

Name	Total number of Shares vested	Number of Shares sold at £11.973259 per Share1
Richard Blackburn	9,408	4,422
David Liao	6,706	-
Michael Roberts	17,553	8,961
Surendra Rosha	7,368	-
Suzanna White	5,334	2,507

1 Represents shares sold to cover withholding tax.

For the purpose of the below disclosures, the value of the Awards which vested on 11 and 12 March 2026 has been calculated using the closing Share price on the London Stock Exchange on 10 March 2026 of £12.80.

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Richard Blackburn

2 - Reason for the notification

Position/status			Group Chief Risk and Compliance Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Vestings under the HSBC Share Plan 2011			Price	Volume	Total
			£12.80	9,408	£120,422.40
		Aggregated	£12.80	9,408	£120,422.40

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£11.97	4,422	£52,945.75
		Aggregated	£11.973	4,422	£52,945.75

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			David Liao

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia and Middle East

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Vestings under the HSBC Share Plan 2011			Price	Volume	Total
			£12.80	10,785	£138,048.00
		Aggregated	£12.80	10,785	£138,048.00

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Vestings under the HSBC Share Plan 2011			Price	Volume	Total
			£12.80	6,706	£85,836.80
		Aggregated	£12.80	6,706	£85,836.80

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stuart Riley

2 - Reason for the notification

Position/status			Group Chief Information Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Vestings under the HSBC Share Plan 2011			Price	Volume	Total
			£12.80	49,805	£637,504.00
		Aggregated	£12.80	49,805	£637,504.00

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.70	23,409	£297,259.07
		Aggregated	£12.698	23,409	£297,259.07

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			Chief Executive, HSBC Bank plc and Corporate and Institutional Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Vestings under the HSBC Share Plan 2011			Price	Volume	Total
			£12.80	21,084	£269,875.20
		Aggregated	£12.80	21,084	£269,875.20

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.70	10,764	£136,686.60
		Aggregated	£12.698	10,764	£136,686.60

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Vestings under the HSBC Share Plan 2011			Price	Volume	Total
			£12.80	17,553	£224,678.40
		Aggregated	£12.80	17,553	£224,678.40

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£11.97	8,961	£107,292.37
		Aggregated	£11.973	8,961	£107,292.37

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Surendra Rosha

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia and Middle East

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Vestings under the HSBC Share Plan 2011			Price	Volume	Total
			£12.80	11,177	£143,065.60
		Aggregated	£12.80	11,177	£143,065.60

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Vestings under the HSBC Share Plan 2011			Price	Volume	Total
			£12.80	7,368	£94,310.40
		Aggregated	£12.80	7,368	£94,310.40

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Suzanna White

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Vestings under the HSBC Share Plan 2011			Price	Volume	Total
			£12.80	15,231	£194,956.80
		Aggregated	£12.80	15,231	£194,956.80

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.70	6,955	£88,318.03
		Aggregated	£12.698	6,955	£88,318.03

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Vestings under the HSBC Share Plan 2011			Price	Volume	Total
			£12.80	5,334	£68,275.20
		Aggregated	£12.80	5,334	£68,275.20

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£11.97	2,507	£30,016.96
		Aggregated	£11.973	2,507	£30,016.96

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 13 March 2026